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LPT Capital Ltd. 1383 Marinaside Cr., Suite 805 Vancouver, BC, V6Z 2W9 Tel: (604) 720-0099	Lincoln Gold Corp. 885 Dunsmuir St., Suite 350 Vancouver, BC, V6C 1N5 Tel: (604) 688-7377

May 4, 2009

LTP Capital Ltd. and Lincoln Gold Corporation Provide Update

VANCOUVER, BRITISH COLUMBIA - LPT Capital Ltd. ("LPT") (TSX-V: LPC.P) and Lincoln Gold Corp. ("Lincoln") (OTCBB: LGCPF) report that they have agreed to extend the deadline for completing the transactions relating to the combination of the businesses of the two companies (the "Merger"). The new deadline is June 30, 2009. Please refer to the joint information circular of Lincoln and LPT dated January 19, 2009 (the "Circular"), available on the SEDAR website, for further details of the Merger.

The only remaining significant step in completing the Merger is to raise the funding necessary to carry Lincoln's business plan forward as set forth in the Circular. Lincoln and LPT report that M Partners Inc. will not act as lead agent in the financing as had been reported in the companies' joint news release of March 31, 2009.

The Merger is intended to be LPT's "Qualifying Transaction" under TSX Venture Exchange Policy 2.4. The TSX Venture Exchange has granted LPT an extension to the deadline for completion of its Qualifying Transaction, to November 14, 2009.

On behalf of LPT Capital Ltd.

"Philip Walsh"

Philip J. Walsh
President & CEO

On behalf of Lincoln Gold Corp.

"Paul Saxton"

Paul Saxton
President & CEO

NEITHER TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.